SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

PASSPORT POTASH, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

70286C200

(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2014

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      70286C200

1		NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000(1)
	8	SHARED VOTING POWER 18,090,640(2)(3)
	9	SOLE DISPOSITIVE POWER 250,000(1)
	10	SHARED DISPOSITIVE POWER 18,090,640(2)(3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,340,640(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.26%(4)
14		TYPE OF REPORTING PERSON IN

1	Dr. Frost holds of record 250,000 stock options which are vested and are exercisable into 250,000 shares of common stock at CAD$1.18 per share given the effect of the reverse 2 for 1 split on March 13, 2014.

2	Frost Gamma Investments Trust beneficially owns 18,090,640 shares of common stock, including (i) 15,069,806 shares of common stock, (ii) 625,000 warrants which are exercisable into 625,000 shares of common stock at $0.12 per share and (iii) a 9.5% Debenture Note of $287,500 which is convertible into 2,395,834 shares of common stock at $0.12 per share giving effect to a 2 for 1 reverse stock split effectuated on March 13, 2014. Does not include additional accrued interest on the Debenture Note.

3	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

4	Based on 109,490,859 shares of Common Stock issued and outstanding as of October 20, 2014 based on Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 28, 2014.

CUSIP No.      70286C200

1		NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,090,640(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,090,640(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,090,640(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.08%(2)
14		TYPE OF REPORTING PERSON OO

1	Frost Gamma Investments Trust beneficially owns 18,090,640 shares of common stock, including (i) 15,069,806 shares of common stock, (ii) 625,000 warrants which are exercisable into 625,000 shares of common stock at $0.12 per share and (iii) a 9.5% Debenture Note of $287,500 which is convertible into 2,395,834 shares of common stock at $0.12 per share giving effect to a 2 for 1 reverse stock split effectuated on March 13, 2014. Does not include additional accrued interest on the Debenture Note.

2	Based on 109,490,859 shares of Common Stock issued and outstanding as of October 20, 2014 based on the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 28, 2014.

SCHEDULE 13D/A

AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements certain Items of the Schedule 13D filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on August 30, 2012, (together, the “Original 13D”) with respect to the common stock, with no par value (the “Common Shares”), of Passport Potash Inc., (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

All information in this Amendment to the Schedule 13D concerning the Common Shares has been adjusted to give effect to a 2 for 1 reverse stock split effectuated on March 13, 2014.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding thereto the following:

On February 6, 2014 the 15% debenture note and warrants (the “Original Note and Warrants”) were amended to extend the maturity date from February 19, 2014 to August 19, 2016. The Original Note interest rate changed from 15% to 9.5% payable in 50% cash and 50% shares, at the end of each year from the issue date. At the sole option of the holder, holder may elect to receive interest payments entirely in shares of common stock. Additionally the conversion price of the Original Note and Warrants exercise price changed from $0.19 to $0.12 given effect to a 2 for 1 reverse stock split effectuated on March 13, 2014. The amended debenture note is convertible into 2,395,834 shares of common stock at any time before maturity without giving effect to accrued interest.

Frost Gamma Investments Trust purchased the Original Note and Warrants for an aggregate purchase price of $250,000. The Original Note was increased by the accrued interest as of February 19, 2014 of $37,500 which was reinvested into the amended debenture note for a new principal amount of $287,000.

These securities are held by Frost Gamma Investments Trust.

Item 5. Interest in Securities of the Issuer

(a)-(b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Persons may be deemed to beneficially own Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding[4]

Phillip Frost, M.D.	18,340,6401 2 3	Shared1 2 3	Shared1 2 3	16.26%

Frost Gamma Investments Trust	18,090,6402 3	Shared2 3	Shared2 3	16.08%

1	Dr. Frost holds of record 250,000 stock options which are vested and are exercisable into 250,000 shares of common stock at CAD$1.18 per share given the effect of the reverse 2 for 1 split on March 13, 2014.

2	Frost Gamma Investments Trust beneficially owns 18,090,640 shares of common stock, including (i) 15,069,806 shares of common stock, (ii) 625,000 warrants which are exercisable into 625,000 shares of common stock at $0.12 per share and (iii) a 9.5% Debenture Note of $287,500 which is convertible into 2,395,834 shares of common stock at $0.12 per share giving effect to a 2 for 1 reverse stock split effectuated on March 13, 2014. Does not include additional accrued interest on the Debenture Note.

3	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

4	Based on 109,490,859 shares of Common Stock issued and outstanding as of October 20, 2014 based on the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on October 28, 2014.

(c) There were no transactions effectuated within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On February 6, 2014 the 15% debenture note and warrants (the “Original Note and Warrants”) were amended to extend the maturity date from February 19, 2014 to August 19, 2016. The Original Note interest rate changed from 15% to 9.5% payable in 50% cash and 50% shares, at the end of each year from the issue date. At the sole option of the holder, holder may elect to receive interest payments entirely in shares of common stock. Additionally the conversion price of the Original Note and Warrants exercise price changed from $0.19 to $0.12, giving effect to a 2 for 1 reverse stock split effectuated on March 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2014

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee